Filed pursuant to Rule 433
Registration No. 333-158680
April 22, 2009
Pricing Term Sheet
Relating to Preliminary Prospectus Supplement Dated April 22, 2009 of
Encore Acquisition Company
This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at (800) 294-1322 or Wachovia Securities at (704) 715-0540.

Issuer:		Encore Acquisition Company (the “Company”)
Security Description:		Senior Subordinated Notes
Distribution:		SEC Registered
Face:		$225,000,000
Gross Proceeds:		$207,513,000
Net Proceeds to Issuer (before expenses):		$203,013,000
Coupon:		9.500%
Maturity:		May 1, 2016
Offering Price:		92.228%
Yield to Maturity:		11.125%
Spread to Treasury:		+ 864 basis points
Benchmark:		UST 2.375% due 03/31/2016
Ratings:		B1/B
Interest Pay Dates:		May 1 and November 1
Beginning:		November 1, 2009
Equity Clawback:		Up to 35% at 109.500%
Until:		May 1, 2012
Optional redemption:		Makewhole call at T+ 50 bps prior to May 1, 2013, then
		On or after:	Price:

		2013	104.750%
		2014	102.375%
		2015 and thereafter	100.000%
Change of control:		Put @ 101% principal amount plus accrued interest
Trade Date:		April 22, 2009
Settlement Date:	(T+3)	April 27, 2009
CUSIP:		29255W AJ9
ISIN:		US29255WAJ99
Denominations:		$1,000
Bookrunners:		Banc of America Securities LLC
		Wachovia Capital Markets, LLC

Co-Managers:		BNP Paribas Securities Corp.
		Caylon Securities (USA) Inc.
		Fortis Securities LLC
		RBC Capital Markets Corporation
		Comerica Securities, Inc.
		U.S. Bancorp Investments, Inc.
		BBVA Securities Inc.
		Daiwa Securities America Inc.
		DnB NOR Markets, Inc.
		DZ Financial Markets LLC
		Natixis Bleichroeder Inc.
		Scotia Capital (USA) Inc.
		RBS Securities Inc.
		SunTrust Robinson Humphrey, Inc.
		Wedbush Morgan Securities Inc.
On a pro forma as adjusted basis after giving effect to the sale of the notes, the use of proceeds of this offering and amounts outstanding under the Company’s revolving credit facility as of April 21, 2009, the Company would have had total debt of $1.2 billion and stockholders’ equity of $1.3 billion as of December 31, 2008. As of December 31, 2008, on a pro forma as adjusted basis after giving effect to the sale of the notes, the use of proceeds of this offering and amounts outstanding under the Company’s revolving credit facility as of April 21, 2009, the Company would have had $150.4 million of senior indebtedness outstanding and approximately $749.6 million of additional borrowing capacity under its revolving credit facility, subject to specific requirements, including compliance with financial covenants.